Mail Stop 3561

November 21, 2005

Dennis H. Johnston
Placer Del Mar, Ltd.
9422 Canfield Drive
La Habra, CA 90631

      RE: **Placer Del Mar, Ltd.**
               Registration Statement on Form SB-2
               File No. 333-127736
               Amendment Filed: October 25, 2005

Dear Mr. Johnston:

    We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Plan of Distribution, page 11

1. We note the statement that in the event of a shortfall in funds, your director has agreed to loan the company funds. Please state the material terms of this agreement. It appears from the disclosure in the plan of operations section that this is not a formal agreement and the director is not legally obligated to provide this funding. Discuss how you plan to pay these expenses if you are unable to obtain such funding from your director.

Description of Business

2. We reissue our prior comment 15. The disclosure in this section continues to be too technical and should be revised. Technical terms should be used only when necessary. Also, the glossary of terms should be limited to terms used in the prospectus.

3. We reissue our prior comment 16 continuing to note that the disclosure in this section is taken from the geology report. Industry Guide 7, section (b)(5) calls for a "brief description" of the rock formations and mineralization. An offering document is not meant to be a technical report. There is far too much detailed information in many of these sections for your various properties. A totally rewritten and non-technical summary written at the level of the average investor is needed for your property. Revise as appropriate.

4. We reissue our prior comment 22. Discuss in greater detail the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will now if you have a commercially viable mineral deposit, a reserve, particularly since you appear to only be in an early reconnaissance phase**.**

5. In discussing the mineral rights agreement on page 19, disclose all material terms. This would include the obligations of Placer del Mar that must be taken to maintain the option. Discuss whether and when each condition was met. For instance, we note the $2,000 cash payment due at signing. Also, clarify whether the agreement with Mr. Almarez has been filed with the appropriate mining recorder.

6. Please file a complete exhibit 10. This would include all schedules, attachments and appendices to exhibit 10.

7. Throughout the prospectus, we note the reference to a 100% interest in the mineral claim. Please clarify the nature of your interest in the mineral claim.

8. We note the requirement to obtain a permit for mining concession. Please explain whether you have applied for this permit. If not, explain when you will apply for the permit and estimated time to obtain the permit, once you commence the application process.

9. Remove references to "Axen, 1995" and "Slyer, 1974," et al.

10. We reissue our prior comment 23. For your property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:

- The location and means of access to the property,
- Any conditions that you must meet in order to obtain or retain title to the property.
- A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
- A description of the present condition of the property.
- The current state of exploration of the property.
- The total cost of your property incurred to date and planned future costs.

Refer to Industry Guide 7 (b)(1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

11. We reissue our prior comment 24. Insert a small-scale map showing the location and access to your property. This map should locate your property in relation to a political boundary such as a country, state or province. Note that SEC's EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.

12. We reissue the latter portion of our prior comment 27.   In discussing the compliance with governmental regulation, disclose the source of funds for such compliance. Do not limit your discussion to the initial phases of exploration.

Plan of Operation

13. We reissue our prior comment 28. Please provide an anticipated budget and disclose the source of financing for the company's budget. Also, please disclose the impact on the company's operations should it not be able to fund the activities identified in the company's exploration phase. Will operations cease? If so, disclose management's intention for Placer Del Mar, Ltd. Your discussion should include disclosure of how the company intends to manage its reporting obligations under the federal securities laws in the event the company's registration statement is declared effective. Will the company have the funds required to file current, quarterly, and annual reports? If operations cease due to a dire lack of financing, does the company anticipate commencing negotiations with potential acquisition candidates?

14. We reissue our prior comments 30 and 32. Provide a <u>detailed</u> plan of operations, as required by Item 303(a) of Regulation S-B. Please describe the first stage of your exploration program in greater detail. For instance, describe Mr. Bravo's involvement in the initial stage.

15. We reissue our prior comment 34. In view of your liquidity position, the offering expenses payable and the lack of any other committed source of funding, it appears to us that you do not have sufficient cash to pay for initial exploration program. Please correct your disclosure here and elsewhere in the registration statement to clarify or explain to us why you believe that you have sufficient funds to conduct initial exploration.

16. We note the statement that weather may occasionally prevent you from accessing the claims during the winter months. If there is a certain period of time during which you typically will not have access to your property, please disclose and consider adding a risk factor.

17. We reissue our prior comment 35. Please disclose how the company intends to pay for professional fees, which it estimates to be approximately $15,000. Given that there are no assurances that the company will successfully complete subsequent rounds of equity financing through the sale of its common stock, disclose the alternatives that management currently has in place to continue with its proposed operations in the event that it is not able to raise the necessary capital. If operations will cease, so disclose.

18. We reissue our prior comment 36. We note that you may obtain short-term loans from your directors. Please disclose how much management will be willing to loan the company in order to sustain operations. Also, please disclose the terms under which management will loan cash to the company.

Financial Statements

Report of independent registered public accounting firm, page F-1

1. We note that your audit report includes both the prior date (August 4, 2005) as well as new date (September 22, 2005). It is not clear whether the accountants intend to dual date or update the report as of September 22, 2005. If the audit report date needs to be updated, reference to prior audit report date (August 4, 2005) should be deleted. If the accountants intend to dual date the report, the extent of responsibility subsequent to the previous audit report date (August 4, 2005) should be disclosed which should include the reference to restatements made to the audited financial statements. Refer to AU section 530.05. Please advise your accountant to revise their report accordingly.

Statement of Operations, F-3

2. We note your computations of weighted average shares outstanding. It appears
    that the date of issuance of share you used in your analysis do not reconcile to the
    statement of stockholder's equity. The number of days outstanding should also be
    corrected. Accordingly, revise your weighted number of shares outstanding and
    provide your computation.

Notes to Financial Statements

Note 2 – Summary of significant accounting policies

General

3. Please revise to include your accounting policy for mining rights and related
    costs.

Note 8- Mineral Property, F-9

4. You state that you paid $2,000 upon execution of the mineral property option
    agreement. You also indicate on page 29 (plan of operation) that you paid $2,000
    for geological services. Tell us how these transactions are they reflected in your
    financial statements. Please advise or revise.

Note 12- Revised Financial Statements, F-10

5. We noted your disclosures that the financial statements have been "revised".
    Please revise this note and other related disclosures (i.e. the balance sheet, etc.) to
    clarify that the financial statements have been "restated".

6. Please note that financial statements prepared in accordance with generally
    accepted accounting principles is the responsibility of management; therefore, it is
    not appropriate to refer to the Commission, and our related letter to you, in your
    registration statement or financial statements. Please revise. In this regard, please
    provide a discussion of the restatement and provide the required disclosures by
    paragraph 37 of APB 20.

7. You state in the second paragraph that loan receivable and accounts payable have
    been adjusted. Please expand your discussion of this restatement to clearly
    disclose the amount and nature of correction and the effect of the net adjustment
    on your financial statements. Refer to paragraph 37 of APB 20 for additional
    guidance.

Other

8. Please provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.


Closing Comments


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Pam Howell, who supervised the review of your filing, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies